U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.     )

                              WORLD SHOPPING NETWORK, INC.
                                      COMMON STOCK

                                       98150A 20 8
                                      (CUSIP NUMBER)

                               Santa Ana, California 92705
                              1530 Brookhollow Dr., Suite C

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                   December 18, 2000

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  RICHARD NUTHMANN,
Social Security No.: ###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

(a)___________________________________________________________

(b)___________________________________________________________

3.  SEC Use Only:
______________________________________________________________

4.  Source of Funds (See Instructions):  OO
______________________________________________________________

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
______________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen

________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

________________________________________________________________

8.  Shared Voting Power:  6,955,924

________________________________________________________________

9.  Sole Dispositive Power:

________________________________________________________________

10. Shared Dispositive Power:  6,955,924

________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  6,955,924

________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  21.59%

________________________________________________________________

14.  Type of Reporting Person:  IN

________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

________________________________________________________________

________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

World Shopping Network, Inc.
Common Stock, $.001 par value
1530 Brookhollow Drive, Suite C
Santa Ana, California 92705

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Richard A. Nuthmann

(b)  294 S. Seneca Circle, Anaheim, CA  92805

(c)  None

(d)  None

(e)  USA Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Icapital Management, Inc. agreed to perform certain consulting services for the Issuer in exchange for 2,813,000 shares of stock of the Issuer.

(b) Pursuant to a Common Stock Purchase agreement, dated September 11, 2000, entered into between the Issuer and The David Andrew Irrevocable Trust, this Trust has agreed to purchase shares of common stock of the Issuer at 80% of the lowest market price immediately following a put notice date.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) Icapital Management, Inc. The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting related to targeting acquisitions for the Issuer, and providing due diligence management and radio station analyses, review properties, operation, and closing analysis in connection therewith.

(b) David Andrew Irrevocable Trust. The purpose of this transaction was to enable the Issuer to receive operating capital through a Common Stock Purchase Agreement, wherein the David Andrew Irrevocable Trust purchased, and the Issuer sold, shares of the Issuer's common stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Icapital Management, Inc. acquired 813,000 of common shares of the Issuer on September 21, 2000. Icapital Management, Inc. acquired 2,000,000 of common shares of the Issuer on December 18, 2000. After Icapital Management's, Inc. acquisition of the aforementioned shares of the Issuer, such amount represented 8.73% of the total and outstanding common shares of the Issuer. Richard Nuthmann is sole officer and director of Icapital Management, Inc. Marcine Aniz Uhler is Trustee of the Michael Andrew Trust, who is sole shareholder of Icapital Management, Inc.

(b) David Andrew Irrevocable Trust acquired 2,203,000 of the issued and outstanding common shares of the Issuer on December 18, 2000. The David Andrew Irrevocable Trust acquired an additional 856,284 of the issued and outstanding common shares of the Issuer on September 21, 2000. The David Andrew Irrevocable Trust acquired an additional 1,083,329 of the issued and outstanding common shares of the Issuer on February 20, 2001. After the David Andrew Irrevocable Trust's acquisition of the aforementioned issued and outstanding shares of the Issuer on September 21, 2000, December 18, 2000 and February 20, 2001, such amount represented approximately 12.86% of the total issued and outstanding common shares of the Issuer. Richard Nuthmann is Trustee of The David Andrew Irrevocable Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:                              /s/  __________________________
                                   /s/  John J.. Anton

                                   Richard A. Nuthmann